Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES 2014 FIRST QUARTER FINANCIAL RESULTS

Norsat’s Revenues up 9% to $9.1 million and posts Adjusted EBITDA of $1.6 million

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Conference Call Details

Norsat will host a conference call today, May 7, 2014, at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss 2014 first quarter financial results. To access the conference call, please dial toll-free 1-888-396-8049 or 416-764-8646. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Vancouver, British Columbia – May 7, 2014 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today reported financial results for the first quarter ended March 31, 2014. Norsat serves global customers primarily through three business units: Sinclair Technologies, Satellite Solutions and Microwave Products. All financial results are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

		Three months ended Mar 31
(000’s) except per share amounts	2014	2013	Change	Change
	$	$	$	%

Revenue	9,118	8,354	764	9%
Gross profit	3,764	3,362	402	12%
Gross profit %	41%	40%	1%
Net earnings	2,177	412	1,765	>100%
EBITDA (1)	2,459	845	1,614	>100%
Adjusted EBITDA (1)	1,592	797	795	100%

Net earnings per share – basic and diluted	0.04	0.01	0.03	>100%

Weighted average common shares outstanding
Basic	57,674	58,037
Diluted	57,710	58,113

(1) EBITDA and Adjusted EBITDA are Non-IFRS Measures that are defined in the Management’s Discussion and Analysis for the three months ended March 31, 2014 posted on Norsat’s website and SEDAR.

First Quarter 2014 Highlights

  Launched a number of new products, including the ATOM series of Ku-band BUCs and SSPAs, and the 700 – 800 MhZ TXC Series of Ceramic Combiners
  First quarter revenue was up 9% to $9.1 million, compared to $8.4 million during the same period in 2013
  Gross margin was 41%, compared to 40% in Q1 2013

  Adjusted EBITDA doubled to $1.6 million, compared to $0.8 million in Q1 2013

“I am pleased to report first quarter revenues increased by 9% to $9.1 million, from $8.4 million a year ago reflecting product deliveries on the new line of Atom products,” said Dr. Amiee Chan, President and CEO of Norsat.

“We continued to maintain a strict cost discipline across our operations. To drive ongoing efficiencies we balance cost reductions with strategic investment throughout our operations. In the longer term we expect these investments will lead to even better operating profitability. We also benefited from the strengthening of the US dollar against the Canadian dollar. In all year-over-year employee related costs savings and a favorable US to Canadian exchange rate, have help reduce total expenses, net of government funding, to $1.7 million in the first quarter of 2014 compared to $3.0 million in the first quarter of 2013”. Added Dr. Chan.

Dr. Chan continued, “from a product development perspective I am also pleased we launched a number of new products this quarter, including the ATOM series of Ku-band BUCs and SSPAs, and the 700 – 800 MhZ TXC Series of Ceramic Combiners. The ATOM series of BUCs and SSPAs are the most compact, lightweight, and energy efficient transmitters available in the market. The TXC Series Combiners feature improved performance and are designed to allow a number of transmitters to share a single antenna. These new products reflect the Company’s commitment to focus on research and development and to diversity its product offerings.”

Financial Review

For the three months ended March 31, 2014

For the three months ended March 31, 2014, total sales were $9.1 million, compared to $8.4 million in Q1 2013.

Sales from the Sinclair Technologies segment remained consistent at $5.6 million for the first quarter of 2014, compared to $5.6 million during the same period in 2013.

First quarter Satellite Solutions sales were $0.6 million, compared to $1.4 million in Q1 2013, reflecting the continuing decrease in US military demand and budget constraints among other non-military customers. Other service revenues were also $0.2 million lower year-over-year due to the non-renewal of a significant airtime contract.

First quarter Microwave Products sales were $2.8 million, compared to $1.4 million in Q1 2013. The $1.4 million increase was mainly driven by the product deliveries on the Atom contract.

On a consolidated basis, first quarter gross margin percentages were 41% which is comparable to Q1 2013 margins of 40%. Gross margins in our Microwave Products segment were 46%, compared to 39% in Q1 2013, which reflects a greater portion of higher-margin revenues in the mix and the reduced warranty costs due to the expiry of a significant warranty obligation acquired as part of the acquisition of certain assets and liabilities of CVG. Our Sinclair and Satellite Solutions margins were 40% and 30%, respectively for the first quarter in 2014 which are comparable to the gross margins for the same period in 2013.

For the three months ended March 31, 2014, total expenses decreased to $1.7 million, from $3.0 million in Q1 2013.

First quarter selling and distributing expenses decreased to $1.3 million, from $1.6 million in 2013, and first quarter general administration expenses decreased to $0.9 million, from $1.0 million in 2013. The decrease reflects the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings.

First quarter 2014 net product development expenses was $0.3 million which is comparable to first quarter 2013 net product development expenses of $0.3 million. The decrease of direct expenses to $0.6 million, from $0.8 million in 2013, reflects the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s product development costs are in Canadian Dollars, and employee-related costs savings. This was offset by the decrease of government contributions of $0.4 million in the first quarter of 2014 compared to $0.6 million for the same period in 2013. In 2013 the timing of the award of the Strategic Aerospace & Defense Initiative (“SADI”) program meant over two quarters worth of government contributions were recorded in Q1 2013, compared to just one in the first quarter of 2014.

The $0.8 million recovery in other expenses in the first quarter of 2014 compared to the $0.1 million expense in the same period in 2013 reflects a gain in foreign exchange due to the strengthening of the US dollar against the Canadian dollar.

First quarter earnings before income taxes were $2.1 million, compared to $0.4 million during the same period last year, reflecting higher gross profits and lower operating expenses.

Current income tax expense for the first quarter of 2014 was a $nil compared to $60,000 in the first quarter of 2013. This is a result of a reorganization of our US legal entity structure effective December 31, 2013. Deferred income tax recovery was $70,000 consistent with the $69,000 recovery in the first quarter of 2013.

First quarter net earnings were $2.2 million, or $0.04 per share, basic and diluted, compared to $0.4 million, or $0.01 per share, basic and diluted in 2013.

Adjusted EBITDA for the three months ended March 31, 2014 improved by 100% to $1.6 million, compared to the same period last year, reflecting a $0.4 million increase in gross profit contributions from higher sales volume, and lower total expenses of approximately $0.4 million in the first quarter of 2014 compared to the same period in 2013. The decrease in operating expenses mainly reflects the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and lower expenses from employee-related cost savings in the first quarter of 2014 compared to the same period in 2013. This was partially offset by approximately $0.2 million less government contributions for the first quarter of 2014 compared to the same period in 2013.

Financial Position

Norsat ended the first quarter with cash and cash equivalents of $2.9 million, which is comparable to the $3.3 million as at December 31, 2013.

The Company also has access to undrawn credit facilities totaling $4.15 million as at March 31, 2014 and May 6, 2014.

Working capital as at March 31, 2014 was $11.4 million, compared to $10.0 million at December 31, 2013. The current ratio as at March 31, 2014 was 2.3 times, compared to 2.0 times as at December 31, 2013.

Outlook

While economic and market conditions remain challenging, we anticipate continued modest revenue improvement in the second quarter of 2014, driven by continued increased customer activity in the Sinclair and Microwave segments. Sales in our Microwave and Sinclair segment will continue to be further supported by our recent product development activities, including the launch of the ATOM series of Ku-Band BUCs and SSPAs and the 700 – 800 MhZ TXC Series of Ceramic Combiners. Sales in our Satellite Solution business are expected to remain constrained as a result of weak customer demand. In addition a significant airtime contract has expired at the end of Q1 2014. We do not expect to replace the recurring airtime revenue of this size in the near future.

Going forward, we will continue to work to diversify our business by broadening our product portfolio and expanding our customer base on a geographic and market sector basis. We are continuing to focus on markets beyond the US, as well as on the commercial, resource, transportation and public safety segments. We are also continuing to pursue other new revenue opportunities.

The current global economic uncertainties, coupled with our stable financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. We will continue to actively pursue merger and acquisition opportunities that provide strong value, further our strategic objectives and have the potential to be accretive to shareholders.

We will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, we continue to evaluate other strategic opportunities for improving our overall operating and financial performance.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and at www.sedar.com.

	March 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$2,866,115	$3,272,595
Trade and other receivables	7,417,143	6,821,155
Inventories	9,710,701	9,566,289
Prepaid expenses and other	376,301	572,038
Current assets	20,370,260	20,232,077
Non-current assets
Property and equipment, net	997,223	1,055,160
Intangible assets, net	6,996,254	7,377,107
Goodwill	4,919,503	5,104,370
Long-term prepaid expenses and other	9,340	9,340
Deferred income taxassets	4,900,000	4,900,000
Non-current assets	17,822,320	18,445,977
Total assets	$38,192,580	$38,678,054
LIABILITIES
Current liabilities
Trade and other payables	$2,200,416	$2,162,196
Accrued liabilities	1,528,125	1,956,998
Provisions	699,662	851,437
Taxes payable	187,165	270,263
Deferred revenue	472,618	586,925
Current liabilities before acquisition loan	5,087,986	5,827,819
Acquisition loan	3,848,542	4,413,296
Current liabilities	8,936,528	10,241,115
Non-current liabilities
Long-term deferred revenue	5,486	10,457
Deferred income taxliabilities	1,888,981	2,002,973
Non-current liabilities	1,894,467	2,013,430
Total liabilities	10,830,995	12,254,545
SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(318,255)	(318,255)
Contributed surplus	4,333,875	4,278,843
Accumulated other comprehensive income	(2,609,180)	(1,315,478)
Deficit	(13,895,503)	(16,072,249)
Total shareholders' equity	27,361,585	26,423,509
Total liabilities andshareholders' equity	$38,192,580	$38,678,054

	Three months ended March 31
	2014	2013

Revenue	$9,117,705	$8,353,654
Cost of sales	5,354,183	4,991,511
Gross profit	3,763,522	3,362,143

Expenses:
Selling and distributing expenses	1,303,717	1,589,491
General and administrative expenses	859,282	1,029,777
Product development expenses, gross	695,437	878,398
Less: Government contributions	(386,991)	(625,713)
	2,471,445	2,871,953
Earnings before other expenses	1,292,077	490,190

Loss on disposal of property and equipment	-	8,367
Interest and bank charges	52,615	126,754
Gain on foreign exchange	(867,492)	(48,313)
Earnings before income taxes	2,106,954	403,382

Current income taxexpense	-	59,535
Deferred income recovery	(69,792)	(68,652)
Net earnings for the period	$2,176,746	$412,499

Other comprehensive income
Exchange differences on translation of operations in currencies other than US Dollars	(1,293,702)	(376,835)
Total comprehensive income for the period	$883,044	$35,664

Net earnings per share, basic and diluted	$0.04	$0.01

Weighted average number of shares outstanding
Basic	57,674,356	58,036,732
Diluted	57,709,914	58,113,477

	Three months ended March 31
	2014	2013
Cash and cash equivalents provided by (used in)
Operating activities:
Net earnings for the period	$2,176,746	$412,499
Income taxes paid	(80,572)	-
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization	319,432	332,334
Foreign exchange gain	(867,492)	(48,313)
Loan acquisition cost amortization	6,786	6,787
Loss on disposal of property and equipment	-	8,367
Current income taxexpense	-	59,535
Deferred income tax recovery	(69,792)	(68,652)
Share-based payments	55,032	90,192
Accretion of promissory notes	-	31,871
Government contribution	(386,991)	(650,887)
Changes in non-cash working capital	(1,528,634)	(1,642,964)
Net cash flows used in operating actitivies	(375,485)	(1,469,231)

Investing activities:
Purchase of intangible assets, property and equipment	(110,431)	(36,164)
Proceeds from government contributions for acquisition of property and equipment	26,551	-
Proceeds from sale of property and equipment	-	4,200
Proceeds from sale of subsidiary	-	13,583
Net cash flows used in investing activities	(83,880)	(18,381)

Financing activities:
Repayment of acquisition loan	(480,000)	(750,000)
Proceeds from government contributions	456,121	61,094
Payment of promissory note	-	(362,500)
Net cash flows used in financing activities	(23,879)	(1,051,406)

Effect of foreign currency translation on cash and cash equivalents	76,764	(37,132)

Decrease in cash and cash equivalents	(406,480)	(2,576,150)
Cash and cash equivalents, beginning of period	3,272,595	5,053,445
Cash andcash equivalents, end of period	$2,866,115	$2,477,295

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com